Mail Stop 3561

April 30, 2007

<u>Via Fax & U.S. Mail</u>

George E. Mileusnic
Chief Financial Officer
Caribou Coffee Company, Inc.
3900 Lakebreeze Avenue North
Brooklyn Center, MN 55429

      Re: **Caribou Coffee Company, Inc.**
                Form 10-K for the year ended December 31, 2006
                Filed April 2, 2007
                File No. 000-051535

Dear Mr. Mileusnic:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Linda Cvrkel
                Branch Chief